Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Eupraxia Pharmaceuticals Inc. (the “Company”)

2198 Yukon Street,

Vancouver, British Columbia,

Canada, V5Y 3P1

Item 2:	Date of Material Change

July 13, 2026

Item 3:	News Release

A news release announcing the material change was issued on July 13, 2026 through Globe Newswire and a copy was subsequently filed on SEDAR+.

Item 4:	Summary of Material Change

On July 13, 2026, the Company announced updates to its executive leadership and operating structure as the Company continues to prepare for its next stage of clinical and commercial development.

Item 5.1:	Full Description of Material Change

On July 13, 2026, the Company announced updates to its executive leadership and operating structure as the Company continues to prepare for its next stage of clinical and commercial development.

Dr. Jeff Millard has joined Eupraxia as Executive Vice President, Technical Operations, effective July 13, 2026.

As part of these changes, Dr. Alex Therien, who joined Eupraxia in November 2025, will take the helm of Research & Development in his role as Executive Vice President, Research & Development.

As Eupraxia evolves into a cross-border two-hub organization, Eupraxia has completed the transition of its operations from Victoria to Vancouver and Seattle, reflecting the Company’s focus on supporting its growing clinical operations. Key clinical, manufacturing and commercial executive leadership positions, including the CEO, will be based in the Seattle offices.

As part of this transition, Amanda Malone, based in Victoria, has stepped down from her role as Chief Scientific and Operating Officer, effective July 10, 2026. Eupraxia is grateful for her years of expertise in research and early-stage development.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact James A. Helliwell, Chief Executive Officer of the Company at 250-590-3968.

Item 9:	Date of Report

July 15, 2026